UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 6, 2026

(Date of Report (Date of earliest event reported))

CW PETROLEUM CORP

(Exact name of registrant as specified in its charter)

Wyoming	20-2765559
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325 KATY, TEXAS	77494
(Address of principal executive offices)	(ZIP Code)

(281) 817-8099

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On August 6, 2026, CW Petroleum Corp, a Wyoming corporation (the “Company”), entered into a Share Exchange Agreement (the “Agreement”) with Christopher Williams, the CEO and director of the Company. Pursuant to the Agreement, Mr. Williams exchanged 220,000 shares of Series A Preferred Stock for 110,000,000 shares of Common Stock.

The foregoing description of the Amendment is qualified in its entirety by reference to the copy of the Agreement attached hereto as Exhibit 10.1 and incorporated herein by reference.

Exhibit No.	Exhibit Title
10.1	Share Exchange Agreement dated August 6, 2026, with Christopher Williams

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

Date: August 10, 2026	By:	/s/ Christopher Williams
	Name:	Christopher Williams, CEO